SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 30)1

Symbolic Logic, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
30049R209
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626, P: 201-750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 4 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30049R209	13D/A30	Page 2 of 4

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,253,851[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
4,253,851[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,253,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.3%
14	TYPE OF REPORTING PERSON*
IN

2 Ms. Singer has sole voting power for the Shares as the Trustee of the Singer Children’s Management Trust.

3 Ms. Singer has sole voting power for the Shares as the Trustee of the Singer Children’s Management Trust.

SCHEDULE 13D/A30

This constitutes Amendment No. 30 (the “Amendment No. 30”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Ms. Singer”), dated and filed February 28, 2008 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Symbolic Logic, Inc., formerly known as Evolving Systems, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.    Purpose of the Transaction

Item 4 of the Statement is hereby supplemented and superseded, as the case may be, as follows:

The purpose of this Amendment 30 is to report that, since the filing of Amendment No. 29 to the Statement dated June 30, 2022 (“Amendment No. 29”), that Ms. Singer, as Trustee of the Singer Children’s Management Trust (the “Trust”), has entered into a non-binding term sheet to transfer all of the Trust’s shares of the Issuer’s Common stock to CCUR Holdings, Inc. (“CCUR”) in exchange for certain securities of CCUR. The Trust expects that the transfer and exchange will close by July 31, 2022.

Ms. Singer continues to believe that the Issuer’s cost structure would be more favorable if it were no longer a public company, which could lead to a significant improvement in stockholder value. Accordingly, Ms. Singer strongly encourages the Issuer to explore all options related to the de-registration of its Common Stock.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

/s/ Karen Singer
Karen Singer